I.	General Identifying Information

1.	Reason fund is applying to deregister:
	[x]	Merger
	[  ]	Liquidation
	[  ]	Abandonment of Registration  (Note:  Abandonments of Registration
answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[  ]	Election of status as a Business Development Company  (Note:  Business
Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:  THE BERWYN FUND, INC.

3.	Securities and Exchange Commission File No.:  811-3890

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[x]	Initial Application		[  ]	Amendment

5.	Address of Principal Executive Office:  1189 Lancaster Avenue, Berwyn, PA
19312

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:  Kevin M. Ryan  1189 Lancaster
Avenue, Berwyn, PA  19312  (610) 296-7222, Extension 30.

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and
31a-2 for the periods specified in those rules:  Same as above.
	Note:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
	[x]	Management company;
	[  ]	Unit investment trust; or
	[  ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company:
	[x]	Open-end		[  ]	Closed-end

10.	State law under which the fund was organized or formed:  Pennsylvania

11.	Provide the name and address of each investment adviser of the fund
 (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: The Killen Group, Inc., 1189 Lancaster Avenue, Berwyn, PA 19312

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

13.	If the fund is a unit investment trust ("UIT") provide:
	(a)	Depositor's name(s) and address(es):
	(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund?
	[  ]  Yes     [  ]  No

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of
Registration?
		[x] Yes     [  ]  No
	If Yes, state the date on which the board vote took place:  January 21,
1999
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
Registration?
		[x]  Yes	[  ]  No
	If Yes, state the date on which the shareholder vote took place:  March 26,
1999
		If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[  ]  Yes	[x]  No
	(a)	If Yes, list the date(s) on which the fund made those distributions:
	(b)	Were the distributions made on the basis of net assets?
		[  ]  Yes	[  ]  No
	(c)	Were the distributions made pro rata based on share ownership?
		[  ]  Yes	[  ]  No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only:
		Where any distributions to shareholders made in kind:
		[  ]  Yes	[  ]  No
	If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
	Has the fund issued senior securities:
	[  ]  Yes	[  ]  No
	If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders;

18.	Has the fund distributed all of its assets to the fund's shareholders?
	[  ]  Yes	[  ]  No
	If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[  ]  Yes	[  ]  No
	If Yes, describe briefly the plans for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed:
	[  ]  Yes	[x]  No
	If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
		[  ]  Yes	[  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[  ]  Yes	[x]  No
	If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	Lit the expense incurred in connection with the Merger or Liquidation:
		(i)	Legal expenses:  $75,000.00
		(ii)	Accounting expenses
		(iii)	Other expenses:
		(iv)	Total expenses (sum of lines (i)-(iii) above):	$75,000.00

23.	Has the fund previously filed an application for an order of the
 Commission regarding the Merger or Liquidation?
	[  ]  Yes	[x]  No
	If Yes, cite the release numbers of the Commissions' notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
	[  ]  Yes	[x]  No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	[  ]  Yes	[x] No
	If Yes, describe the nature and extent of those activities:

26.	(a)	State the name of the fund surviving the Merger:  The Berwyn Funds
	(b)	State the Investment Company Act file number of the fund surviving the
Merger:	811-4963
	(c)	If the merger or reorganization agreement has been filed with the
Commission, state the file number(s), form type used and date the agreement was filed:  Agreement & Plan of Reorganization filed under
File Nos. 2-888605 and 811-3890 with Schedule 14A preliminary proxy statement on 2/12/99
	(d)	If the merger or reorganization agreement has not been filed with the
Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

	The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of THE BERWYN FUND, INC., (ii) he is the SECRETARYof THE BERWYN FUND,
 INC., and (III) all actions by shareholders, directors, and any other bond necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



							Kevin M. Ryan

							Kevin M. Ryan